Exhibit 99.61

Sandspring Resources Ltd. extends resource envelope by 500 metres along strike and reports drilling results that include 117 m of 1.49 g/t gold and 0.10% copper in TPD 216

August 25, 2011 -- SANDSPRING RESOURCES LTD. (SSP: TSX-V) ("Sandspring" or the "Company") is pleased to announce that an expansion and extended infill-drilling program at the Toroparu Gold-Copper Deposit in the Republic of Guyana, South America continues to provide economic gold and copper assay results (summarized in Table 1).

Results from Holes TPD 184-223 represent an additional 14,628 m of core drilling within the Toroparu Gold-Copper Deposit area (Fig. 1).  A total of 36,790 m of results have now been reported from the current round of infill, step-out and off-trend exploration target drilling. The results continue to provide evidence to extend and enhance the Toroparu Gold-Copper Deposit resource in depth, laterally and along strike. A total of 106,506 m of diamond core drill results have now been reported from the Toroparu Gold-Copper Deposit area.

The Company maintains a flexible, results-driven infill and step-out drill program within the Toroparu Gold-Copper Deposit area. The objective of this program is to optimize the existing measured and indicated resource grade and explore the open extent of the resource in preparation for Pre-Feasibility and Definitive Feasibility engineering of the Toroparu Gold-Copper project.

Highlights

•
Results from 4,757 m of infill drilling of TPD 185, 188, 194, 195, 196, 198, 201, 214, 215, 216, 218, 220, and 223, all drilled in the main mineralized zones (Fig. 1) demonstrate the continuity of mineralization and expansion potential of the gold resource, both laterally and at depth across the main mineralized lenses (Fig. 2,3,4).

•
Results from step-out drilling at the northwestern edge of the Toroparu Gold-Copper Deposit area including TPD 190, 192, 209, 212, 213, 214 and 217 extend the strike length of known mineralization of the Toroparu resource by more than 500 meters to the northwest (Fig. 1). An infill drill program is planned in this area to define the potential to add economic Measured & Indicated Resource in to the ongoing mine development plan.

•
Results from step-out drilling at the southeastern edge of the main mineralization zone, including TPD 193, 203 and 205, also indicate the potential for extension of mineralization both laterally and along strike in this portion of the Toroparu Gold-Copper Deposit Area (Fig. 5).

In addition to step-out and infill drilling of the defined mineralized domains, the company continues exploration drilling in the Toroparu Deposit Area in search of mineralization that will further extend the resource or define satellite deposits to the known resource.

Sandspring has completed approximately 50% of the regional ICP geochemical surveys previously announced across the larger Upper Puruni Area concessions on which the Toroparu Gold-Copper Deposit has been discovered. Results from these surveys covering the 175 km2 Puruni River Shear and 100 km2 Putareng Granitoid geologic structures, will be analyzed for follow up drilling utilizing a reverse circulation (“RC”) rig that is expected to arrive in September 2011. RC drilling is likely to speed up both the ongoing exploration drilling of the Toroparu Gold-Copper Deposit area and anomalous areas defined on the geologic structures currently being surveyed within the Company's 1,000 km2 Upper Puruni Concession.

Abraham Drost, P. Geo., President of Sandspring states... ‟Additional infill drilling appears to confirm that higher grade gold mineralization is preferentially concentrated along broad corridors within the Toroparu Gold-Copper Deposit. This has positive implications for ongoing pre-feasibility resource optimization and mine planning and more rapid payback of pre-production capital at the Toroparu Gold-Copper project. In addition, indications of a significant deposit extension to the northwest continue to add to the future development pipeline within the Toroparu Gold-Copper mineralized system.”

Table 1: Highlights of Gold/Copper intercepts, holes TPD184-223

Hole ID	From(m)	To(m)	Length(m)	Gold(g/t)	Cu (%)	Comment

TPD185	220.50	228.00	7.50	0.69	0.02	Infill
	279.00	285.00	6.00	1.00	0.07
	327.00	343.50	16.50	2.81	0.13
	352.50	360.00	7.50	0.73	0.25
	399.00	406.50	7.50	1.69	0.08

TPD190	109.50	115.50	6.00	3.86	0.01	Step-out
	201.00	208.50	7.50	0.83	0.02

TPD192	51.00	61.50	10.50	1.93	0.02	Step-out
	93.00	115.50	22.50	2.83	0.00
incl	111.00	115.50	4.50	51.43*	0.01

TPD193	237.00	243.00	6.00	1.33	0.16	Step-out
	258.00	264.00	6.00	0.81	0.17
	279.00	285.00	6.00	3.70	0.65
incl	280.50	282.00	1.50	24.80*	1.82
	360.00	366.00	6.00	1.11	0.68
	408.00	412.50	4.50	4.10	0.33
Incl	409.50	411.00	1.50	14.20*	0.71
	420.00	421.50	1.50	0.69	0.11

TPD194	192.00	205.50	13.50	1.29	0.14	Infill
	225.00	237.00	12.00	0.83	0.06
	246.00	279.00	33.00	0.59	0.08
	283.50	381.00	97.50	0.59	0.03
	468.00	474.00	6.00	0.84	0.15

TPD195	484.50	501.00	16.50	1.15	0.08	Infill
	508.50	519.00	10.50	1.28	0.17
	525.00	534.00	9.00	1.13	0.16
	543.00	559.50	16.50	1.50	0.02
	601.50	616.50	15.00	0.99	0.03
	624.00	642.00	18.00	0.70	0.01

TPD197	292.50	301.50	9.00	1.27	0.00	Step-out
	309.00	315.00	6.00	3.94	0.02
	333.00	345.00	12.00	5.05	0.04
incl.	340.50	343.50	3.00	19.15*	0.11

TPD198	252.00	267.00	15.00	0.76	0.22	Infill
	366.00	391.50	25.50	0.86	0.15
	402.00	412.70	10.70	0.96	0.06

TPD201	348.00	357.00	9.00	0.73	0.15	Infill
	390.00	396.00	6.00	1.38	0.09
	400.50	471.00	70.50	1.25	0.09

TPD203	171.50	180.50	9.00	1.08	0.10	Step-out

TPD205	306.50	324.50	18.00	2.08	0.23	Step-out
	344.00	351.50	7.50	5.01	0.59

TPD209	162.00	172.50	10.50	1.39	0.00	Step-out

TPD211	360.50	371.00	10.50	0.73	0.11	Step-out
	380.00	395.00	15.00	0.68	0.15
	435.50	453.50	18.00	0.66	0.24

TPD212	17.50	23.50	6.00	0.83	0.00	Step-out

TPD213	19.00	32.50	13.50	0.82	0.00	Step-out
	225.00	234.00	9.00	0.53	0.00

TPD214	23.50	40.50	17.00	1.12	0.00	Step-out
	217.50	231.00	13.50	0.78	0.00
	237.00	250.50	13.50	0.92	0.00

TPD215	10.00	42.00	32.00	0.83	0.12	Infill
	48.00	58.50	9.00	0.87	0.14

TPD216	25.00	34.00	9.00	0.84	0.03	Infill
	38.50	48.00	9.50	0.54	0.08
	52.50	58.50	6.00	1.29	0.02
	165.00	177.00	12.00	0.91	0.06
	186.00	201.00	15.00	0.99	0.14
	211.50	328.50	117.00	1.49	0.10
Incl.	286.50	292.50	6.00	11.41	0.23
and	286.50	288.00	1.50	17.70*	0.19
and	291.00	292.50	1.50	18.20*	0.25
	352.50	366.00	13.50	0.63	0.09
	477.00	534.00	57.00	1.40	0.04

TPD217A	337.50	345.00	7.50	2.37	0.03	Step-out

TPD218	10.00	20.50	10.50	0.75	0.10	Infill
	35.50	41.50	6.00	2.33	0.06
	54.00	72.00	19.50	1.04	0.21

TPD220	73.50	82.50	9.00	0.77	0.13	Infill
	135.00	172.50	37.50	1.24	0.11
	181.50	204.00	22.50	0.79	0.08
	208.50	228.00	19.50	0.65	0.08
	307.50	325.50	18.00	2.02	0.25

Incl.	322.50	324.00	1.50	52.00*	0.85
	454.50	483.00	28.50	0.91	0.07
	499.50	517.50	18.00	0.76	0.10

TPD223	87.00	97.50	10.50	0.89	0.08	Infill
	103.50	123.00	19.50	2.12	0.04
Incl.	106.50	108.00	1.50	14.10*	0.04
	202.50	214.50	12.00	3.74	0.08
	360.00	379.50	19.50	1.89	0.03
Incl.	378.00	379.50	1.50	20.10*	0.01
	393.00	400.50	7.50	0.75	0.02
	445.50	451.50	6.00	1.42	0.01
	457.50	463.50	6.00	0.55	0.05
	471.00	477.00	6.00	0.57	0.02
* High gold assay intervals are top-cut to 12.0g/t consistent with NI-43-101 geostatistical resource models.
*All intervals are reported as down-hole lengths and additional information is required to determine true widths.

To view a detailed composite table please visit the following link:  Complete Composite Table

Figure 1: Drill Holes TPD 184-223 and Potentially Mineable Portion of the Resource Contours

To view, "Figure 1: Drill Hole locations - TPD 184-223 and Potentially Mineable Portion of the Resource Contours" please visit the following link:

Figure 2: Vertical Section L250W

To view, "Figure 2: Vertical Section L250W" please visit the following link:

Figure 3: Vertical Section L100E

To view, "Figure 3: Vertical Section L100E" please visit the following link:

Figure 4: Vertical Section L1800W

To view, "Figure 4 Vertical Section L1800W" please visit the following link:

Figure 5: Vertical Section L400E

To view, "Figure 5: Vertical Section L400E" please visit the following link:

Analytical testing and reporting of quantitative assays for the results reported in this press release was performed independently by Acme Analytical Laboratories Ltd. ("AcmeLabs").

AcmeLabs is an ISO9001: 2008 accredited laboratory for the tests reported herein. A system of blanks, standards and duplicates were added to the Toroparu sample stream by the Company to verify accuracy and precision of assay results, supplementing a variety of internal QA/QC tests performed by AcmeLabs.

Mr. Brian Ray, P.Geo., Senior Resource Geologist with Sandspring and a Qualified Person under NI 43-101, has reviewed and approved the technical content of this press release.

Sandspring Resources Ltd. is a well-funded Canadian junior mining company currently in advanced exploration and prefeasibility assessment of the multi-million ounce Toroparu Gold-Copper Deposit in the Republic of Guyana. Visit Sandspring’s website at www.sandspringresources.com to view previous disclosure on the latest resource estimate (http://www.sandspringresources.com/Investors/Press-releases/Press-Release-Details/2011/Sandsprings-NI-43-101-Compliant-Mineral-Resource-Update-for-the-Toroparu-Project-shows-32-increase-in-Measured--Indicated-/default.aspx ) and Preliminary Economic Assessment for the Toroparu Gold-Copper project (http://www.sandspringresources.com/Investors/Press-releases/Press-Release-Details/2011/Sandspring-Announces-Positive-Preliminary-Economic-Assessment-for-Toroparu-Gold-Copper-Project-Annual-Production-for-First-F/default.aspx )

FOR FURTHER INFORMATION PLEASE CONTACT:
        Sandspring Resources Ltd.
        Investor Relations
        (720) 854-0104

Additional information on Sandspring can be viewed on SEDAR under the Company's profile at www.sedar.com or on Sandspring's website at www.sandspringresources.com.

This press release includes certain forward-looking statements concerning future performance and operations of the Company as well as management's objectives, strategies, beliefs and intentions. Forward-looking statements are frequently identified by such words as "may", "will", "plan", "expect", "anticipate", "estimate", "intend" and similar words referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management at the time such statements are made. All forward-looking statements and information is inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including the speculative nature of mineral exploration and development, fluctuating commodity prices, the Company's successful advancement of the Toroparu Gold- Copper Deposit toward feasibility and obtaining positive results from ongoing evaluation and testing of multiple gold targets located elsewhere in the Company's landholdings, among other risks as described in our public filings available at www.sedar.com. Actual events or results may differ materially from those projected in the forward-looking statements and we caution against placing undue reliance thereon. Sandspring Resources Ltd. has an ongoing obligation to disclose material information, as it becomes available.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Source: Sandspring Resources Ltd.

Table 1: Weighted Average Composite Grade Intervals, Holes TPD184-223
Hole ID	From(m)	To(m)	Length(m)	Gold(g/t)	Cu (%)	Comment

TPD184	43.00	44.50	1.5	0.605	0.095	Step-out
	75	76.5	1.5	0.517	0.102
	94.5	96	1.5	0.532	0.015
	132	135	3	1.076	0.014
	150	151.5	1.5	0.682	0.005
	163.5	165	1.5	1.454	0.019
	184.5	186	1.5	3.811	0.010

TPD185	14.5	17.5	3	0.622	0.016	Infill
	19	20.5	1.5	2.430	0.014
	90	91.5	1.5	0.531	0.008
	112.5	114	1.5	13.90*	0.004
	174	175.5	1.5	1.758	0.008
	196.5	199.5	3	2.167	0.010
	220.5	228	7.5	0.692	0.022
	243	244.5	1.5	1.393	0.030
	279	285	6	0.998	0.069
	321	322.5	1.5	0.566	0.004
	327	343.5	16.5	2.814	0.129
	352.5	360	7.5	0.730	0.246
	399	406.5	7.5	1.685	0.081
	460.5	463.5	3	1.150	0.027

TPD186	1	2.5	1.5	0.735	0.154	Step-out
	51	52.5	1.5	1.129	0.039
	124.5	126	1.5	0.528	0.096
	130.5	132	1.5	0.725	0.188
	219	220.5	1.5	0.896	0.001

TPD187	135	136.5	1.5	1.560	0.083	Step-out
	169.5	171	1.5	1.054	0.012

TPD188	25	26.5	1.5	1.402	0.010	Infill
	32.5	34	1.5	7.583	0.011
	109.5	114	4.5	0.599	0.026
	178.5	180	1.5	2.016	0.009

TPD189	117	118.5	1.5	0.609	0.034	Exploration
	136.5	138	1.5	0.870	0.024
	150	151.5	1.5	0.609	0.012

TPD190	26.5	28	1.5	1.569	0.000	Step-out
	50.5	52	1.5	0.644	0.001
	53.5	55	1.5	0.685	0.000

	64.5	66	1.5	0.678	0.000
	73.5	75	1.5	1.102	0.000
	79.5	81	1.5	0.969	0.000
	109.5	115.5	6	3.864	0.005
	120	121.5	1.5	0.725	0.000
	139.5	144	4.5	0.896	0.000
	183	186	3	0.891	0.000
	201	208.5	7.5	0.826	0.017
	211.5	216	4.5	1.417	0.019

TPD191	201	202.5	1.5	1.190	0.015	Step-out

TPD192	0	1	1	1.145	0.001	Step-out
	14.5	16	1.5	6.445	0.003
	37.5	39	1.5	1.545	0.004
	51	61.5	10.5	1.928	0.019
	64.5	66	1.5	1.046	0.000
	78	79.5	1.5	1.052	0.002
	93	115.5	22.5	2.831	0.000
incl	111	115.5	4.5	51.43*	0.005
	142.5	147	4.5	0.796	0.000
	171	172.5	1.5	0.624	0.008
	180	181.5	1.5	0.518	0.080
	205.5	207	1.5	0.636	0.050
	274.5	277.5	3	0.451	0.000

TPD193	99	100.5	1.5	1.032	0.023	Step-out
	114	118.5	4.5	0.837	0.054
	189	190.5	1.5	2.295	1.394
	210	211.5	1.5	0.777	0.448
	237	243	6	1.326	0.163
	258	264	6	0.812	0.173
	279	285	6	3.702	0.647
incl	280.5	282	1.5	24.80*	1.818
	334.5	336	1.5	1.501	0.499
	343.5	345	1.5	0.733	0.226
	360	366	6	1.106	0.682
	375	379.5	4.5	0.683	0.067
	385.5	387	1.5	0.548	0.260
	408	412.5	4.5	4.097	0.331
Incl	409.5	411	1.5	14.20*	0.713
	420	421.5	1.5	0.691	0.110

TPD194	26.5	29.5	3	0.701	0.039	Infill
	31	35.5	4.5	0.474	0.026
	81	85.5	4.5	1.081	0.022
	144	148.5	4.5	0.795	0.162

	172.5	174	1.5	0.727	0.133
	187.5	189	1.5	0.552	0.091
	192	205.5	13.5	1.289	0.142
	225	237	12	0.834	0.058
	246	279	33	0.585	0.081
	283.5	381	97.5	0.587	0.029
	391.5	393	1.5	1.109	0.111
	397.5	399	1.5	1.214	0.196
	408	412.5	4.5	0.954	0.147
	454.5	456	1.5	0.848	0.215
	463.5	465	1.5	0.658	0.161
	468	474	6	0.842	0.153
	483	484.5	1.5	1.209	0.007
	504	505.5	1.5	0.804	0.042
	516	517.5	1.5	0.528	0.097
	525	526.5	1.5	0.779	0.167
	528	529.5	1.5	0.713	0.068
	541.5	544.5	3	0.982	0.080
	547.5	549	1.5	0.818	0.073
	556.5	558	1.5	1.150	0.134

TPD195	259.5	261	1.5	0.773	0.007	Infill
	373.5	375	1.5	0.532	0.158
	399	400.5	1.5	0.699	0.145
	412.5	415.5	3	0.966	0.058
	439.5	444	4.5	1.386	0.135
	453	454.5	1.5	4.516	0.181
	472.5	474	1.5	1.537	0.078
	480	481.5	1.5	0.858	0.125
	484.5	501	16.5	1.151	0.080
	508.5	519	10.5	1.277	0.165
	525	534	9	1.133	0.163
	543	559.5	16.5	1.496	0.015
	565.5	570	4.5	1.316	0.029
	574.5	576	1.5	0.514	0.045
	601.5	616.5	15	0.987	0.030
	624	642	18	0.696	0.010

TPD196	300	301.5	1.5	0.550	0.003	Infill
	379.5	384	4.5	0.941	0.000
	394.5	396	1.5	0.788	0.007

TPD197	93	94.5	1.5	0.551	0.000	Step-out
	123	124.5	1.5	0.534	0.088
	130.5	132	1.5	0.519	0.033
	292.5	301.5	9	1.272	0.000
	309	315	6	3.944	0.017

	333	345	12	5.051	0.039
incl.	340.5	343.5	3	19.15*	0.109
	369	372	3	7.637	0.048
incl.	370.5	372	1.5	15.90*	0.089
	393	397.5	4.5	0.451	0.000

TPD198	10	11.5	1.5	0.865	0.010	Infill
	20.5	22	1.5	0.964	0.020
	44.5	46	1.5	1.170	0.014
	50.5	52	1.5	0.837	0.011
	70.5	72	1.5	0.536	0.096
	168	174	6	0.637	0.406
	178.5	180	1.5	0.861	0.150
	211.5	216	4.5	0.539	0.420
	223.5	228	4.5	0.639	0.355
	244.5	246	1.5	0.579	0.165
	252	267	15	0.758	0.218
	301.5	307.5	6	0.790	0.279
	333	334.5	1.5	1.674	0.122
	339	343.5	4.5	5.269	0.628
	349.5	351	1.5	0.556	0.143
	366	391.5	25.5	0.864	0.154
	402	412.7	10.7	0.963	0.056
TPD201	16	19	3	0.523	0.035	Infill
	64.5	67.5	3	0.611	0.008
	130.5	132	1.5	0.852	0.102
	178.5	180	1.5	0.644	0.028
	231	232.5	1.5	1.996	0.014
	342	343.5	1.5	0.729	0.185
	348	357	9	0.729	0.155
	390	396	6	1.379	0.094
	400.5	471	70.5	1.254	0.090

TPD202	28	29.5	1.5	0.774	0.007	Exploration
	43	44.5	1.5	1.568	0.004
	255	256.5	1.5	1.012	0.002
	315	316.5	1.5	0.794	0.011
	328.5	330	1.5	2.849	0.032

TPD203	122	123.5	1.5	4.795	0.091	Step-out
	143	144.5	1.5	2.592	0.173
	171.5	180.5	9	1.079	0.103
	189.5	191	1.5	0.734	0.569
	200	201.5	1.5	1.398	0.610
	212	219.5	7.5	0.844	0.467
	236	240.5	4.5	1.219	0.081
	245	246.5	1.5	0.957	0.003

TPD204	14.5	16	1.5	1.375	0.021	Exploration
	118.5	121.5	3	0.571	0.035
	187.5	190.5	3	0.640	0.480
	216	217.5	1.5	14.80*	0.117

TPD205	282.5	284	1.5	0.736	0.067	Step-out
	288.5	291.5	3	0.600	0.145
	296	297.5	1.5	0.933	0.137
	306.5	324.5	18	2.078	0.226
	329	332	3	1.293	0.059
	333.5	335	1.5	0.540	0.028
	344	351.5	7.5	5.012	0.587
incl.	348.5	351.5	3	26.45*	1.279
	378.5	381.5	3	0.721	0.203

TPD206	67.5	69	1.5	2.384	0.030	Exploration

TPD207	87	88.5	1.5	1.258	0.003	Exploration

TPD208	129.5	131	1.5	0.976	0.006	Exploration

TPD209	7	8.5	1.5	0.801	0.008	Step-out
	22	26.5	4.5	0.488	0.006
	87	88.5	1.5	0.533	0.006
	106.5	108	1.5	0.625	0.003
	148.5	153	4.5	0.782	0.001
	162	172.5	10.5	1.391	0.001
	192	193.5	1.5	0.834	0.005
	226.5	228	1.5	0.988	0.001
	250.5	253.5	3	3.821	0.007

TPD210	165.5	167	1.5	1.693	0.228	Exploration

TPD211	13	16	3	1.784	0.007	Step-out
	23.5	28	4.5	0.454	0.026
	37	41.5	4.5	4.451	0.326
Incl.	37	38.5	1.5	22.40*	0.444
	59	60.5	1.5	0.645	0.042
	137	140	3	0.877	0.038
	159.5	161	1.5	0.586	0.091
	252.5	255.5	3	1.030	0.087
	306.5	308	1.5	3.052	0.064
	324.5	329	4.5	0.577	0.143
	360.5	371	10.5	0.731	0.108
	380	395	15	0.676	0.147
	411.5	413	1.5	1.160	0.146

	429.5	431	1.5	0.627	0.209
	435.5	453.5	18	0.664	0.243
	467	468.5	1.5	0.530	0.142

TPD212	17.5	23.5	6	0.834	0.001	Step-out
	32.5	34	1.5	0.710	0.002
	43	44.5	1.5	0.614	0.002
	62.5	67.5	5	0.587	0.008
	139.5	141	1.5	1.031	0.027
	142.5	144	1.5	0.547	0.010

TPD213	19	32.5	13.5	0.820	0.004	Step-out
	97.5	99	1.5	1.701	0.005
	100.5	103.5	3	0.721	0.004
	109.5	111	1.5	0.990	0.002
	115.5	121.5	6	1.131	0.025
	165	171	6	0.612	0.007
	180	183	3	0.665	0.000
	202.5	204	1.5	0.500	0.000
	207	208.5	1.5	0.652	0.000
	213	220.5	7.5	0.643	0.000
	225	234	9	0.531	0.002
	243	244.5	1.5	0.593	0.000
	250.5	252	1.5	0.514	0.000
	267	271.5	4.5	1.226	0.000
	280.5	283.5	3	0.692	0.000
	286.5	289.5	3	1.566	0.000
	306	307.5	1.5	1.572	0.000

TPD214	7	10	3	10.496	0.000	Step-out
Incl.	7	8.5	1.5	13.90*	0.001
	23.5	40.5	17	1.121	0.001
	58.5	60	1.5	1.385	0.001
	84	85.5	1.5	0.514	0.001
	117	118.5	1.5	0.530	0.000
	183	184.5	1.5	1.095	0.037
	217.5	231	13.5	0.775	0.000
	237	250.5	13.5	0.916	0.004
	262.5	267	4.5	0.802	0.001
	271.5	274.5	3	1.234	0.001
	277.5	279	1.5	0.523	0.003
	285	286.5	1.5	0.628	0.003
	303	304.5	1.5	1.028	0.000

TPD215	0	1	1	2.268	0.015	Infill
	10	42	32	0.827	0.118
	48	58.5	9	0.866	0.143

	61.5	66	4.5	0.727	0.086
	148.5	150	1.5	0.507	0.003

TPD216	1	4	3	0.554	0.012	Infill
	17.5	19	1.5	0.794	0.058
	25	34	9	0.839	0.027
	38.5	48	9.5	0.535	0.080
	52.5	58.5	6	1.287	0.016
	75	76.5	1.5	1.186	0.034
	85.5	88.5	3	0.631	0.062
	93	94.5	1.5	0.691	0.074
	100.5	105	4.5	0.857	0.037
	121.5	123	1.5	0.818	0.242
	138	139.5	1.5	0.814	0.044
	144	145.5	1.5	0.500	0.086
	148.5	151.5	3	0.913	0.075
	154.5	156	1.5	0.654	0.059
	165	177	12	0.905	0.064
	186	201	15	0.987	0.139
	204	205.5	1.5	0.580	0.154
	211.5	328.5	117	1.490	0.095
Incl.	286.5	292.5	6	11.410	0.226
and	286.5	288	1.5	17.70*	0.187
and	291	292.5	1.5	18.20*	0.253
	333	336	3	0.759	0.115
	345	349.5	4.5	0.786	0.104
	352.5	366	13.5	0.626	0.087
	370.5	373.5	3	0.869	0.126
	406.5	408	1.5	0.567	0.019
	429	430.5	1.5	0.864	0.111
	433.5	436.5	3	0.572	0.062
	456	457.5	1.5	1.460	0.031
	477	534	57	1.396	0.040

TPD217	0	7	7	0.569	0.007	Step-out
	25	26.5	1.5	0.521	0.005
	31	32.5	1.5	1.527	0.009
	67	70.5	3.5	0.729	0.002
	94.5	96	1.5	0.557	0.002

TPD217A	0	2.5	2.5	0.477	0.003	Step-out
	7	11.5	4.5	0.550	0.016
	28	31	3	1.534	0.006
	44.5	46	1.5	0.787	0.004
	49.75	51	1.25	0.817	0.000
	82.5	87	4.5	0.654	0.000
	100.5	102	1.5	2.215	0.026

	105	108	3	0.608	0.014
	138	139.5	1.5	0.748	0.019
	151.5	153	1.5	0.926	0.004
	207	210	4.5	1.229	0.009
	222	226.5	4.5	0.784	0.001
	253.5	255	1.5	0.575	0.000
	337.5	345	7.5	2.365	0.029

TPD218	0	4	4	1.555	0.011	Infill
	10	20.5	10.5	0.745	0.097
	35.5	41.5	6	2.334	0.056
	54	72	19.5	1.036	0.208

TPD219	274.5	276	1.5	0.755	0.000	Exploration

TPD220	0	2.5	2.5	1.193	0.023	Infill
	28	29.5	1.5	0.719	0.100
	51	52.5	1.5	2.310	0.151
	58.5	60	1.5	2.333	0.385
	73.5	82.5	9	0.771	0.129
	103.5	105	1.5	0.851	0.202
	115.5	118.5	3	0.806	0.146
	123	127.5	4.5	0.689	0.139
	135	172.5	37.5	1.245	0.112
	181.5	204	22.5	0.790	0.076
	208.5	228	19.5	0.655	0.080
	289.5	291	1.5	1.998	0.367
	307.5	325.5	18	2.018	0.245
Incl.	322.5	324	1.5	52.00*	0.850
	340.5	346.5	6	0.863	0.136
	358.5	360	1.5	0.550	0.058
	435	439.5	4.5	0.626	0.139
	454.5	483	28.5	0.912	0.075
	492	493.5	1.5	0.640	0.055
	499.5	517.5	18	0.756	0.096
	522	523.5	1.5	0.980	0.061

TPD221	32.5	34	1.5	0.650	0.005	Step-out
	93	94.5	1.5	0.817	0.030
	196.5	198	1.5	1.517	0.006

TPD222	198.00	202.50	4.5	1.108	0.000	Step-out

TPD223	20.50	21.00	0.5	0.802	0.016	Infill
	69.00	70.50	1.5	0.631	0.066
	81.00	82.50	1.5	0.606	0.067
	87.00	97.50	10.5	0.890	0.077

	103.50	123.00	19.5	2.118	0.041
Incl.	106.50	108.00	1.5	14.10*	0.041
	139.50	141.00	1.5	0.736	0.080
	153.00	156.00	3	1.422	0.139
	166.50	168.00	1.5	0.568	0.086
	169.50	174.00	4.5	0.941	0.037
	181.50	183.00	1.5	0.897	0.088
	195.00	198.00	3	0.510	0.059
	202.50	214.50	12	3.744	0.082
	220.50	222.00	1.5	0.647	0.052
	225.00	226.50	1.5	0.511	0.068
	228.00	229.50	1.5	0.505	0.052
	247.50	249.00	1.5	1.008	0.018
	291.00	295.50	4.5	0.479	0.052
	312.00	319.50	7.5	0.785	0.073
	325.50	330.00	4.5	4.362	0.051
Incl.	328.50	330.00	1.5	14.90*	0.059
	346.50	348.00	1.5	0.788	0.141
	360.00	379.50	19.5	1.886	0.034
Incl.	378.00	379.50	1.5	20.10*	0.010
	393.00	400.50	7.5	0.749	0.024
	445.50	451.50	6	1.420	0.015
	457.50	463.50	6	0.548	0.046
	465.00	466.50	1.5	0.652	0.019
	471.00	477.00	6	0.573	0.019
	484.50	486.00	1.5	0.839	0.028
	490.50	495.00	4.5	0.601	0.026

* High gold assay Infill intervals top-cut to 12.0g/t consistent with NI-43-101 resource model